Filed by James Hardie Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission File No: 333-286977

Date: May 20, 2025

The following is James Hardie Industries plc’s latest earnings release, released on May 20, 2025, for the fourth quarter and fiscal year 2025, which ended March 31, 2025.

Earnings Release May 21, 2025

James Hardie Achieves FY25 Guidance

Issues FY26 Guidance for Organic Sales and Adjusted EBITDA Growth

Delivers Global and North America Results Consistent with FY25 Guidance

FY25 GAAP Operating Income of $656 million, Adjusted EBITDA of $1.1 billion

FY25 Adjusted EBITDA Margin of 27.8% Reflecting Hardie Operating System Savings and Cost Control

Expects Organic Sales and EBITDA Growth In Every Region for FY26

James Hardie Industries plc (ASX / NYSE: JHX) (“James Hardie” or the “Company”), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced results for its fourth quarter ending March 31, 2025. Speaking to the results, Aaron Erter, CEO said, “We delivered solid business and financial results in the fourth quarter, and our FY25 performance reflects our commitment to invest to scale the organization and grow profitably even in a more challenging market environment. We are executing on our growth strategy and are confident that our actions are driving market outperformance that will enable us to sustain our strong positioning.”

Mr. Erter continued, “We are winning by partnering with our customers and contractors while delighting homeowners by delivering products that are resilient and beautiful. Success across our value chain propels our organization forward and fuels my optimism about the future of James Hardie. We have the strongest team in the industry and the right strategy to go after our material conversion opportunity. Over the past five years, our North American business has grown the top line at a +10% CAGR and expanded Adjusted EBITDA margin by more than +400bps, a clear demonstration of the inherent strength of our value proposition and the underlying momentum in our strategy. Our conviction is as strong as ever in achieving our long-term aspirations1 for North America Fiber Cement, namely to grow revenue double-digits, expand EBITDA margins by another +500 basis points, and triple our EBITDA. I am confident in the future of James Hardie as we continue building on these successes and accelerate our growth strategy.”

Rachel Wilson, CFO said, “We achieved each of our FY25 guidance metrics despite a more challenging macro environment as compared to May of last year, when we initially provided this outlook. In North America, our team delivered a solid fourth quarter and we achieved our guidance points, both in our second half and full year, for volume and EBIT Margin. Our mid-thirties EBITDA margin for the full year demonstrates diligent cost control and full delivery of HOS savings, which together, helped mitigate unfavorable volume leverage from softer end markets.”

1)	For additional information regarding the Company’s Long-Term Aspirations, see the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.

Fourth Quarter Highlights

•	Net Sales of $972 million, down (3%) comparing vs. the all-time quarterly record

•	GAAP Operating income of $62 million; GAAP Operating margin of 6.4%; GAAP Net income of $44 million; and GAAP Diluted EPS of $0.10

•	Adjusted EBITDA of $269 million, down (4%) with Adjusted EBITDA margin of 27.6%, down (30bps), both comparing vs. record 4Q results

•	Adjusted Net Income of $156 million, down (10%)

•	Adjusted Diluted EPS of $0.36, down (9%)

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	2

Earnings Release May 21, 2025

Fiscal Year 2025 Highlights

•	Net Sales of $3.9 billion, down (1%) comparing vs. record results in FY24

•	GAAP Operating income of $656 million; GAAP Operating margin of 16.9%; GAAP Net income of $424 million; and GAAP Diluted EPS of $0.98

•	Adjusted EBITDA of $1.1 billion, down (4%) with Adjusted EBITDA margin of 27.8%, down (80bps), both comparing vs. record results in FY24

•	Adjusted Net Income of $644 million, down (9%) comparing vs. record results in FY24

•	Adjusted Diluted EPS of $1.49, down (7%) comparing vs. record results in FY24

Proposed Transaction with The AZEK Company Inc (AZEK)

In March, the Company announced entry into a definitive agreement under which James Hardie will acquire AZEK for a combination of cash and James Hardie shares, with the transaction expected to close in the second half of calendar year 2025. Speaking to the combination, Mr. Erter said, “This combination with AZEK is an extraordinary opportunity to accelerate our growth strategy, deliver enhanced and differentiated solutions to our customers and drive shareholder value. We are uniting two highly complementary companies with large material conversion opportunities and shared cultures centered around providing winning solutions to our customers and contractors. Together, we will be well positioned to drive sustained above-market growth as a leader across exterior building products. The combination will further accelerate our sales growth by an incremental two and a half percentage points on top of our double-digit trajectory due to AZEK’s faster growth profile, and delivery of $500 million of run-rate commercial synergies over the next five years. We also expect that the transaction will be accretive to our organic margin expansion target of +500 basis points, driven both by AZEK’s own organic margin improvement potential, as well as by the $125 million of run-rate cost synergies that we expect to achieve over the next three years. Our combined business will be an engine of tremendous cash flow generation, and once run-rate cost synergies are achieved, we expect to generate robust annual free cash flow of greater than a billion dollars.”

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	3

Earnings Release May 21, 2025

Segment Business Update and Results

North America Fiber Cement

In North America, the Company is outperforming its end markets through a superior value proposition and driving leading margins despite raw material headwinds. James Hardie’s significant material conversion opportunity and investments across the North American manufacturing footprint have positioned the Company well to capitalize as the market returns to growth and the long-term housing fundamentals play through. The Company is investing across the value chain and growing its contractor base to capture the repair & remodel opportunity. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders. Over the last year, in a clear demonstration of the appreciation for James Hardie’s innovative product solutions and unrivaled business support, the Company has announced multi-year, national hard siding and trim exclusivity agreements with Meritage Homes, M/I Homes, David Weekley Homes, Stanley Martin Homes, CastleRock Communities, Trumark Homes, CBH Homes, Davidson Homes and McKinley Homes.

During the quarter, net sales decreased (2%). Volumes declined (3%) due to continued market weakness, particularly in multi-family, partially offset by efforts to gain share in single-family new construction and repair & remodel. Sales also benefited from a higher average net sales price, resulting from the January 2025 price increase. Volume of Exterior products declined low single-digits, and were up slightly sequentially. Volume of Interior products declined low double-digits. EBIT margin decreased (350bps) to 28.2%, due to higher pulp and cement costs as well as unfavorable production cost absorption, partially offset by Hardie Operating System (HOS) savings. Excluding depreciation and amortization expense, which rose +32% to $45 million, EBITDA declined (7%) to $248 million with EBITDA margin of 34.4%, a decrease of (190bps) attributable to similar drivers of EBIT margin.

Asia Pacific Fiber Cement

In Australia & New Zealand, the Company is increasing share through new customer acquisitions and project conversion enabled by customer integration. The Company is influencing how homeowners build, and driving growth through Co-Creation and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion with a key focus on new construction, specifically the conversion of brick & masonry. Overall, while market demand remains challenged, the Asia Pacific team is focused on finding further efficiencies and driving HOS savings to underpin the segment’s consistent profitability.

During the quarter, net sales decreased (13%) in Australian dollars, due to lower volumes of (31%) partially offset by a higher average net sales price of +25%. Adjusted EBIT margin rose +330bps to 30.5%, and excluding depreciation and amortization expense, which increased +7% to $5 million, adjusted EBITDA declined (5%) to $41 million with adjusted EBITDA margin of 34.5%, an increase of +410bps. The decline in volumes, increase in average net sales price and improvement in margins were each primarily attributable to the closure of the Philippines manufacturing and commercial operations. Australia & New Zealand together saw a low single-digit decrease in volume and a low single-digit increase in average net sales price, leading to a slight increase in net sales. Margins also rose modestly in Australia & New Zealand, due primarily to slightly positive average net sales price and HOS savings.

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	4

Earnings Release May 21, 2025

Europe Building Products

Markets across Europe remain challenged, particularly in Germany, our largest European market, where improvement is anticipated to be more gradual, while in the UK, the Company is well-positioned to capture potential improvement in residential construction. Growth in high-value products remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. Recently designated as the fiber gypsum Brand of the Century by Deutsche Standards, pioneering innovations such as Therm25 have made fermacell® a European market leader for high-quality building products.

During the quarter, net sales increased +8% in Euros, including a higher average net sales price of +7%, driven by the price increases earlier this fiscal year. EBIT margin decreased (40bps) to 9.9% due to higher energy and raw material costs and higher employee costs related to increased headcount for our high value product sales force. Excluding depreciation and amortization expense, which rose +4% to $9 million, EBITDA increased +2% to $22 million with EBITDA margin of 16.2%, a (50bps) decrease attributable to similar drivers of EBIT margin.

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	5

Earnings Release May 21, 2025

Outlook

FY26 Guidance

Speaking to the Company’s market outlook, Mr. Erter said, “As we turn our focus towards continuing our material conversion mission, I reflect with pride on the resilience our teams have shown as our industry faces persistent headwinds. More recent, broader macroeconomic uncertainty could further impact the cost of home construction and weigh on consumer sentiment, influencing demand. As a result, in North America, which represents approximately three-quarters of our total net sales we are prudently planning for market volumes to contract in FY26, including a fourth consecutive year of declines in large-ticket repair & remodel activity. Despite these near-term headwinds, our brand and the attractiveness of our value proposition to customers has and will enable James Hardie to structurally grow through expansions and contractions. We will continue to navigate through the current backdrop, focusing on outperforming our end-markets to drive top- and bottom-line in FY26, consistent with our prior planning assumptions.”

Mr. Erter continued, “Across our businesses, we remain committed to outperforming the markets in which we participate and have purposeful strategies that ensure we deliver on these commitments year in and year out. These plans are grounded in capturing the material conversion opportunity and driving value for our customer partners.”

Ms. Wilson added with respect to financial planning assumptions, “We are committed to driving profitable growth and are reaffirming our previously stated business planning assumptions for organic sales and EBITDA growth in every region. Furthermore, we remain aligned as an organization around delivering strong cash flows not only to fund growth investments but also to ensure a strong balance sheet and enable return of capital to shareholders within our deleveraging targets. We expect to grow our free cash flow by +30% to at least half a billion dollars in FY26 by virtue of our profitable growth, stewardship of working capital, and reduction in our capital expenditures.”

•	North America Net Sales Growth: Up Low Single-Digits

•	North America EBITDA Margin: ~35.0%

•	Total Adjusted EBITDA Growth: Up Low Single-Digits

•	Free Cash Flow: At least $500 million, Up +30%

FY26 Modeling Assumptions

•	Total Capital Expenditures: ~$325 million

•	Total Depreciation & Amortization Expense: ~$225 million

•	Adjusted Effective Tax Rate: Relatively Flat vs. 23.5% in FY25

Note: Planning and modeling assumptions reflect only the standalone James Hardie business and exclude any impacts of acquisitions that have not closed. Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment.

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	6

Earnings Release May 21, 2025

Cash Flow, Capital Investment & Allocation

Operating cash flow totaled $803 million for FY25, driven by $955 million of net income, adjusted for non-cash items, partially offset by higher working capital of $26 million and $114 million of asbestos claims and handling costs paid. Capital expenditures were $422 million.

During FY25, the Company invested $165 million related to capacity expansion, with key milestones including commencement of production at the Company’s Westfield, Massachusetts ColorPlus® facility in April, as well as the Company’s Prattville Alabama facility, specifically on Sheet Machine 3 in September. The Company also completed installation of Sheet Machine 4 at the Prattville facility during the fiscal year. Looking to FY26, the Company expects investment in capacity expansion projects to moderate as several projects approach or reach completion, including at Prattville and Orejo.

The Company repurchased 4.5 million shares for a total of $150 million over the course of FY25, completing the previously-announced repurchase program. In November, the Company’s Board of Directors approved a new repurchase program, under which the Company is authorized to purchase up to $300 million of shares through October of 2025. Due to regulatory and other considerations, the Company is not expected to repurchase stock until after it closes the AZEK transaction.

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	7

Earnings Release May 21, 2025

Key Financial Information

	Q4 FY25	Q4 FY24	Change	Q4 FY25	Q4 FY24	Change
Group	(US$ millions, except per share data)
Net Sales	971.5	1,004.9	(3%)
EBIT	62.1	84.0	(26%)
Adjusted EBIT	209.2	232.5	(10%)
EBIT Margin (%)	6.4	8.4	(2.0 pts)
Adjusted EBIT Margin (%)	21.5	23.1	(1.6 pts)
Adjusted EBITDA	268.6	280.8	(4%)
Adjusted EBITDA Margin (%)	27.6	27.9	(0.3 pts)
Net Income	43.6	55.6	(22%)
Adjusted Net Income	156.1	174.2	(10%)
Diluted EPS - US$ per share	0.10	0.13	(20%)
Adjusted Diluted EPS - US$ per share	0.36	0.40	(9%)

North America Fiber Cement	(US$ millions)
Net Sales	718.9	735.2	(2%)
EBIT	202.4	233.0	(13%)
EBIT Margin (%)	28.2	31.7	(3.5 pts)
EBITDA	247.6	267.2	(7%)
EBITDA Margin (%)	34.4	36.3	(1.9 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	118.1	141.5	(17%)	188.1	215.2	(13%)
EBIT	43.0	38.5	12%	68.4	58.6	17%
Adjusted EBIT	36.0	38.5	(6%)	57.3	58.6	(2%)
EBIT Margin (%)	36.4	27.2	9.2 pts	36.4	27.2	9.2 pts
Adjusted EBIT Margin (%)	30.5	27.2	3.3 pts	30.5	27.2	3.3 pts
Adjusted EBITDA	40.8	43.0	(5%)	64.9	65.4	(1%)
Adjusted EBITDA Margin (%)	34.5	30.4	4.1 pts	34.5	30.4	4.1 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	134.5	128.2	5%	127.7	118.0	8%
EBIT	13.3	13.1	2%	12.6	12.1	4%
EBIT Margin (%)	9.9	10.3	(0.4 pts)	9.9	10.3	(0.4 pts)
EBITDA	21.8	21.3	2%	20.7	19.7	5%
EBITDA Margin (%)	16.2	16.7	(0.5 pts)	16.2	16.7	(0.5 pts)

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	8

Earnings Release May 21, 2025

	FY25	FY24	Change	FY25	FY24	Change
Group	(US$ millions, except per share data)
Net Sales	3,877.5	3,936.3	(1%)
EBIT	655.9	767.4	(15%)
Adjusted EBIT	863.2	940.8	(8%)
EBIT Margin (%)	16.9	19.5	(2.6 pts)
Adjusted EBIT Margin (%)	22.3	23.9	(1.6 pts)
Adjusted EBITDA	1,079.4	1,125.8	(4%)
Adjusted EBITDA Margin (%)	27.8	28.6	(0.8 pts)
Net Income	424.0	510.2	(17%)
Adjusted Net Income	644.3	707.5	(9%)
Diluted EPS - US$ per share	0.98	1.16	(16%)
Adjusted Diluted EPS - US$ per share	1.49	1.61	(7%)
Operating Cash Flow	802.8	914.2	(12%)

North America Fiber Cement	(US$ millions)
Net Sales	2,863.3	2,891.4	(1%)
EBIT	840.9	921.1	(9%)
EBIT Margin (%)	29.4	31.9	(2.5 pts)
EBITDA	1,001.6	1,054.9	(5%)
EBITDA Margin (%)	35.0	36.5	(1.5 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	519.9	562.8	(8%)	795.0	856.3	(7%)
EBIT	111.0	166.1	(33%)	172.7	252.7	(32%)
Adjusted EBIT	161.3	166.1	(3%)	246.3	252.7	(3%)
EBIT Margin (%)	21.7	29.5	(7.8 pts)	21.7	29.5	(7.8 pts)
Adjusted EBIT Margin (%)	31.0	29.5	1.5 pts	31.0	29.5	1.5 pts
Adjusted EBITDA	180.5	183.1	(1%)	275.7	278.5	(1%)
Adjusted EBITDA Margin (%)	34.7	32.5	2.2 pts	34.7	32.5	2.2 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	494.3	482.1	3%	460.6	444.5	4%
EBIT	38.0	45.0	(16%)	35.4	41.5	(15%)
EBIT Margin (%)	7.7	9.3	(1.6 pts)	7.7	9.3	(1.6 pts)
EBITDA	70.4	74.7	(6%)	65.6	68.9	(5%)
EBITDA Margin (%)	14.2	15.5	(1.3 pts)	14.2	15.5	(1.3 pts)

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	9

Earnings Release May 21, 2025

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results in Section 2 of James Hardie’s Annual Report on Form 20-F for the year ended March 31, 2025 for additional information regarding the Company’s results.

All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

For more information on the proposed transaction with The AZEK Company Inc please see jameshardieandazek.com.

Conference Call Details

James Hardie will hold a conference call to discuss results and outlook Wednesday, May 21, 2025 at 8:00am AEDT (Tuesday, May 20, 2025 at 6:00pm EST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie

James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement, and in Europe, fiber gypsum building solutions. James Hardie markets its fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection. James Hardie is also a market leader in the European premium timber frame and dry lining business.

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

investors@jameshardie.com

Earnings Release May 21, 2025

Cautionary Note and Use of Non-GAAP Measures

This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Earnings Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.

In addition, this Earnings Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. The Company prepares its consolidated financial statements under GAAP. The equivalent GAAP financial statement line item description for EBIT used in its consolidated financial statements is Operating income (loss). The Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Earnings Release to the equivalent GAAP financial measure used in the Company’s consolidated financial statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.

This Earnings Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the proposed AZEK merger and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.

This earnings release has been authorized by the James Hardie Board of Directors.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the

SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.